UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXPLANATORY NOTE

On June 16, 2010, Samson Oil & Gas Limited (the “Company”) filed a Form 6-K (the “Original Form 6-K”) with the U.S. Securities and Exchange Commission (the “SEC”) to report various events.  This Form 6-K/A is being filed to amend the Original Form 6-K in order to incorporate by reference the Original Form 6-K with the Prospectus, dated August 21, 2009, Prospectus Supplement, dated May 19, 2010, and the Prospectus Supplement, dated June 15, 2010, Registration No. 333-161199 (collectively, the “Documents”).

The SEC allows us to “incorporate by reference” information into these Documents, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC.  The information incorporated by reference is considered part of these Documents, and information filed with the SEC subsequent to these Documents and prior to the termination of the particular offering referred to in such Documents will automatically be deemed to update and supersede this information.  We incorporate by reference into these Documents and any accompanying prospectus supplement the Original Form 6-K (excluding any portions of such document that has been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934).

Any statement in a document incorporated by reference in these Documents will be deemed to be modified or superseded to the extent a statement contained in the Original Form 6-K or any other subsequently filed document that is incorporated by reference in these Documents modifies or supersedes such statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: June 17, 2010	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer